

Sonic Power, LLC (the "Company") a Florida Limited liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short-Year ended December 31, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Sonic Power, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statement of operations, statement of changes in member equity, and statement of cash flows for the short-year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
January 22, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	344,859
Due from Related Party	4,132
Prepaid Expenses	
Inventory	230,781
Total Current Assets	579,771
TOTAL ASSETS	579,771
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Note Payable - Related Party	100,000
Other Liabilities	1,602
Total Current Liabilities	101,602
TOTAL LIABILITIES	101,602
EQUITY	
Members' Capital	502,047
Accumulated Deficit	(23,878)
Total Equity	478,169
TOTAL LIABILITIES AND EQUITY	579,771

Statement of Operations

	Short-Year Ended December 31, 2022
Revenue	2,664
Cost of Revenue	760
Gross Profit	1,904
Operating Expenses	
General and Administrative	2,609
Legal and Professional	28,498
Total Operating Expenses	31,107
Operating Income (loss)	(29,203)
Other Income	
Interest Income	-
Other	5,325
Total Other Income	5,325
Earnings Before Income Taxes	(23,878)
Provision for Income Tax Expense/(Benefit)	
Net Income (loss)	(23,878)

Statement of Cash Flows

	Short-Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(23,878)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	(230,781)
Due from Related Party	(4,132)
Other	1,602
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(233,311)
Net Cash provided by (used in) Operating Activities	(257,188)
FINANCING ACTIVITIES	
Capital Contributions	503,847
Capital Distributions	(1,800)
Note Payable - Related Party	100,000
Net Cash provided by (used in) Financing Activities	602,047
Cash at the beginning of period	-
Net Cash increase (decrease) for period	344,859
Cash at end of period	344,859
Cash Paid for Interest	-
Cash Paid for Income Taxes	-

Statement of Changes in Member Equity

	Class A Voting Units	Class B Non-Voting Units				Total Member Equity
	# of Units	# of Units	$ Amount	Accumulated Adjustments	Accumulated Deficit	
Beginning Balance at 9/28/22 (Inception)	-	-	-	-	-	-
Issuance of Class A and B Units	75,000	25,000	500,000	-	-	500,000
Capital Contributions	-	-	3,847	-	-	3,847
Capital Distributions	-	-	(1,800)	-	-	(1,800)
Net Income (Loss)	-	-	-	-	(23,878)	(23,878)
Prior Period Adjustment	-	-	-	-	-	-
Ending Balance 12/31/2022	75,000	25,000	502,047	-	(23,878)	478,169

Sonic Power, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Sonic Power, LLC ("the Company") was formed in Florida on September 28th, 2022. The Company currently earns revenue by selling consumer electronics on first and third party digital and retail platforms. The Company's headquarters is in Chapel Hill, North Carolina and its customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincidently with revenue recognition, the Company will be establishing a liability for expected returns and recording an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

<u>Inventory</u>

The Company's inventory consists of finished goods and is valued on the "first-in, first-out" (FIFO) basis. It had a total ending balance of $230,781 as of December 31, 2022. The Company does not manufacture its inventory products and instead purchases them directly from manufacturers or distributors for resale.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In October 2022, a member and immediate family member of the Company's CEO loaned $100,000 for the purposes of funding operations. This note bears no interest rate, no security interest, and is due upon demand. The ending balance was $100,000 as of December 31, 2022.

The Company's CEO and member formed Rubicon Sales LLC ("Rubicon"), as a single-member Florida Limited Liability Company, on January 26th, 2021, for the purposes of conducting sales through ecommerce prior to the formation of Sonic Power, LLC. The Company currently conducts sales through Rubicon's seller account on its respective ecommerce platform and it is used solely as a pass-through account to facilitate the Company's sales. The Company maintains separate bank accounts and any money that is in Rubicon's bank account at the end of the period is due and paid to the Company. As such, the Company has recognized a due from related party balance of $4,132 as of December 31, 2022.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

In November 2022, the Company entered into a Warehouse Storage and Fulfillment Agreement for a period of one year that shall automatically be renewed on an annual basis for an additional one-year period until terminated. The Company shall pay for various order fulfillment services at a minimum monthly invoice of $500. Because this agreement has a term of one year and no representation has been made regarding the Company's intent to renew, there are no future minimum payment obligations beyond the initial term.

Please see "Note 7" regarding a Membership Agreement for office space.

NOTE 5 – DEBT

Please see "Note 3" for a related party loan.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Short-Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Note Payable - Related Party	100,000	0%	On Demand	100,000	-	100,000	-
Total				**100,000**	**-**	**100,000**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	100,000
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a multi-member LLC with two classes of ownership interest. Profits and losses are allocated to members in accordance with the Company's Operating Agreement.

The Company has authorized 150,000 Class A Voting Units. A total of 75,000 units were issued and outstanding as of December 31, 2022.

The Company has authorized 50,000 Class B Non-Voting Units. A total of 25,000 units were issued and outstanding as of December 31, 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 22, 2024, the date these financial statements were available to be issued.

In January 2023, the Company entered into a Membership Agreement for the use of shared office space and access to certain services. This membership commenced on February 1st, 2023, and has continued through the date of these financial statements. The Company pays a monthly fee of $565 in addition to optional fees for services such as phone, internet, and conference room hours.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses in the short-year since inception, may continue to generate losses, and has experienced negative cash flows from operating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.